VOYA INVESTMENT MANAGEMENT

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258-2034

February 23, 2016

VIA EDGAR

Mr. Tony Burak

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Voya Equity Trust	Voya Funds Trust
	SEC File Nos. 333-56881; 811-08817	SEC File Nos. 333-59745; 811-08895

	Voya Investors Trust	Voya Mutual Funds
	SEC File Nos. 033-23512; 811-05629	SEC File Nos. 033-56094; 811-07428

	Voya Partners, Inc.	Voya Series Fund, Inc.
	SEC File Nos. 333-32575; 811-08319	SEC File Nos. 033-41694; 811-06352

	Voya Strategic Allocation Portfolios	Voya Global Equity Dividend and Premium Opportunity Fund
	SEC File Nos. 033-88334; 811-08934	SEC File Nos. 333-114333; 811-21553

Dear Mr. Burak:

This letter responds to comments provided to Kevin Gleason, Kristen Freeman, Jay Stamper, Tin Bui and Dorothy Roman, by the Staff of the U.S. Securities and Exchange Commission (“Staff”) with respect to the Sarbanes-Oxley Review of Form N-CSR filings and where applicable, Form NSAR, Form N-MFP/A,  Form 40-17F2  and Form 40-17g filings.  Form N-CSR was filed on January 8, 2015 for Voya Mutual Funds and Voya Series Fund, Inc.; on March 6, 2015 for Voya Investors Trust, Voya Strategic Allocation Portfolios, and Voya Partners, Inc.; on May 6, 2015 for Voya Global Equity Dividend and Premium Opportunity Fund; on June 6, 2015 for Voya Funds Trust and Voya Series Fund, Inc.; and on August 7, 2015 for Voya Equity Trust and Voya Series Fund, Inc.   Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

VY® BlackRock Inflation Protected Bond Portfolio

1.                                      Comment:            The Staff noted that Voya BlackRock Inflation Protected Bond Portfolio (the “Portfolio”)  had significant positions in derivatives as of the December 31, 2014 Annual Report; however, there is no mention of derivative impact in the Management’s Discussion of Fund Performance (“MDFP”) section pursuant to SEC guidance issued in a letter to ICI on July 30, 2010.

Response:             The Registrant appreciates the Staff’s comment, but because of the way the Portfolio uses derivatives, the Registrant believes the MDFP already covers the performance of the Portfolio’s investments in derivatives.   During the reporting period, the Portfolio invested, from time to time, in derivative instruments that had economic characteristics similar to inflation-indexed bonds as a substitute for taking a position directly in such inflation-indexed bonds.  The MDFP describes the impact on the Portfolio’s performance of such inflation-indexed bonds and the Registrant believes that the means by which the Portfolio obtained such exposure did not affect the Portfolio’s performance.  Further, the effect on performance of holding a long position in a 5-year Treasury future, for example, and a short position in a 10-year Treasury future is the shortening of duration. Such exposure might have equivalently been achieved by holding more physical 5-year Treasuries and fewer physical 10-year Treasuries. The sub-adviser to the Portfolio believes that the use of derivatives provides added flexibility in executing the Portfolio’s investment strategy.

Voya Retirement Portfolios

2.                                      Comment:            The Staff noted for Voya Retirement Growth Portfolio and for Voya Moderate Growth Portfolio (each a “Portfolio” and collectively, the “Portfolios”) that each have the same target allocations disclosed in the December 31, 2014 Annual Report, while the objective for each Portfolio is different.  The Staff requested confirmation of accuracy.

Response:             The Registrant confirms the target allocations as of December 31, 2014 for Voya Moderate Growth Portfolio should have disclosed 27% in Large Cap Stocks, 14% in Mid Cap Stocks, 4% in Small Cap Stocks, 20% in International Stocks and 35% in Bonds.  The Registrant confirms target allocations will be updated accordingly in the December 31, 3015 Annual Report.

Voya Strategic Income Opportunities Fund

3.                                      Comment:            The Staff noted for Voya Strategic Income Opportunities Fund (the “Fund”) there was a benchmark change during the fiscal year ended March 31, 2015.  The Staff is requesting the Registrant to provide additional disclosure regarding the rationale for benchmark change.

Response:             The Registrant appreciates the comment but believes the current disclosure is consistent with SEC guidance.

Voya Diversified Emerging Markets Debt Fund

4.                                      Comment:            The Staff noted for Voya Diversified Emerging Markets Debt Fund (the “Fund”) the growth of the $10,000 line graph within the Portfolio Manager’s Report reflected a begin date of 12/21/2005, while the Fund commenced in 2012.  Also, the Staff commented the MSCI EM Index does not seem to be an appropriate benchmark for the Fund.

Response:             The Registrant notes that the incorrect graph for the Fund was included in the Form N-CSR filing due to a printer error when preparing the annual report to be filed on EDGAR.  The Registrant filed an amended Form N-CSR, along with a transmittal letter, to correct the graph.  The Registrant notes that the annual reports mailed to shareholders and the electronic version of the annual report posted to the Voya Funds’ website all contained the correct graph for the Fund.

General Edgar filing comments

5.                                      Comment:            The Staff noted the SEC Series and Class identification numbers are still active for Voya Global Resources Portfolio (the “Portfolio”).  The Portfolio merged on close of business March 6, 2015.  The Staff requested confirmation that SEC Series and Class identification numbers should remain active.

Response:             The Registrant submits that the Portfolio was included in the Registrant’s N-PX filings in August 2015 and our practice is to leave a “reorganized” Portfolio’s SEC Series and Class identification numbers active for the year following its last N-PX filing to allow for any amendments to the filing, if necessary. Therefore, the Portfolio’s SEC Series and Class identification numbers would be scheduled to be deactivated in August of 2016.

6.                                      Comment:            The Staff commented to specify the benchmark in Item 8 (a)(3)  used in compensation on Form N-CSR filed on behalf of Voya Global Equity Dividend and Premium Opportunity Fund.

Response:             The Registrant appreciates the comment and going forward will disclose the benchmark, if one is used, that is specific to the component of the portfolio managers’ compensation that is associated with the performance of the Fund.

7.                                      Comment:            The Staff commented for Item 10 “Submission of Matters to a Vote of Security Holders” on Form N-CSR, if during reporting period there had been no material changes to procedures specifying “N/A” is appropriate.  There is no need to restate the procedures.

Response:             The Registrant appreciates the comment and going forward will specify “N/A” if there have been no changes in procedures.

Universal comment

8.                                      Comment:            The Staff recommends the Registrants consider, going forward, defining any Index mentioned within the Management’s Discussion of Performance (“MDFP”) section.  For example, the Staff noted Voya Corporate Leaders Trust 100 Fund (the “Fund”) discloses the Fund seeks to outperform the S&P 100 Index within the MDFP section and Voya Global Target Payment Fund discloses a composite index.

Response:             The Registrants appreciate the Staff’s comment and going forward will revise the Benchmark Description page accordingly.

Voya Strategic Allocation Portfolios (collectively, the “Portfolios”)

9.                                      Comment:            The Staff noted in the December 31, 2014 Annual Report that the Shareholder Expense Examples table should include a footnote disclosing “amounts do not include insurance company fees or expenses.”

Response:             The Registrant has added the following disclosure in the December 31, 2015 annual report, “The Portfolio’s expenses are shown without the imposition of any charges which are, or may be, imposed under your variable annuity contract, variable life insurance policy, qualified pension, or retirement plan. Expenses would have been higher if such charges were included.”

VY® Fidelity® VIP Contrafund® Portfolio

10.                               Comment:            The Staff noted on the Statements of Assets and Liabilities (“SAL”) as of December 31, 2014, VY® Fidelity® VIP Contrafund® Portfolio (the “Portfolio”) had a Payable for investment management fees of $7,426.  However, the Portfolio does not have any management fees.

Response:             The Registrant confirms the “Payable for investment management fees” of $7,426 represented a reduction of reimbursed fees and expenses for the fiscal year that should have been netted with the corresponding “Reimbursement due from manager” of $26,046 in the asset section of the SAL at December 31, 2014 (i.e. the “Reimbursement due from manager” should have been $18,620 with no “Payable for investment management fees”).  The $7,426 was an immaterial amount to the Portfolio.

Voya Solution Aggressive Portfolio

11.                               Comment:            The Staff noted on the Statements of Assets and Liabilities (“SAL”) as of December 31, 2014, Voya Solution Aggressive Portfolio (the “Portfolio”) had a payable for investment management fees of $3,925, while the Statement of Operations had an expense of $2,715.  The Staff would like confirmation as to why the payable is more than the expense for the Portfolio.

Response:             The Registrant confirms that of the $3,925 “Payable for investment management fees” amount, $348 represents the amount payable for investment management fees and the remaining balance represents current-fiscal-year recoupment of a portion of the fees and expenses that were waived and reimbursed by the investment adviser during the same current fiscal year.  Going forward, any liability balance at the period end representing recoupment of previously waived and reimbursed fees and expenses will be separately stated as “Payable to the Investment Adviser” in the SAL.

Voya Emerging Markets Corporate Debt Fund

12.                               Comment:            The Staff noted on the Statements of Assets and Liabilities as of March 31, 2015, Voya Emerging Markets Corporate Debt Fund’s (the “Fund”) net assets were $88,125,321, while on the Summary Portfolio of Investments (“SOI”) net assets were $88,177,503.

Response:             The Registrant confirms the correct net assets of the Fund at period end was $88,125,321 and that the net assets disclosed on the SOI were inadvertently not updated and reflected $88,177,503.  The Registrant notes the correct net assets of the Fund were disclosed in the full Portfolio of Investments filed in Item 6 on Form N-CSR on June 5, 2015.

Voya Diversified Emerging Markets Debt Fund

13.                               Comment:            The Staff noted on the Statements of Assets and Liabilities as of October 31, 2014, Voya Diversified Emerging Markets Debt Fund (the “Fund”) reflected a payable to Investment Adviser of $57,322, with no related expense on Statement of Operations.

Response:             For the year ended October 31, 2014, the Fund had a payable to the Investment Adviser of $57,322 representing a current-fiscal-year recoupment of a portion of the fees and expenses that were waived and reimbursed during the same current fiscal year.  The amount is disclosed in Note 8 of the Financial Statements.

VY® Fidelity® Portfolios

14.                               Comment:            The Staff noted on the Statements of Operations (“SOP”) for the year ended December 31, 2014, VY® Fidelity® VIP Contrafund® Portfolio, VY® Fidelity® VIP Equity-Income Portfolio, and VY® Fidelity® VIP Mid Cap Portfolio (each a “VY® Fidelity® Portfolio” and collectively, the “ VY® Fidelity® Portfolios”) reflected net realized gain on:  Investments, capital gain distributions from affiliated underlying funds and sale of investments in the master fund.  The Staff noted the VY® Fidelity® Portfolios only hold securities of their respective master fund.  Please explain the realized gain categories.

Response:             The Registrant confirms the VY® Fidelity® Portfolios only invested in each Portfolio’s corresponding master fund during the reporting period.  The relatively small amounts of realized gain on investments on the SOP were realized gains on the sale of investments in the master fund and the capital gain distributions from affiliated underlying funds should been described as capital gain distributions from the master fund. The presentation will be revised in the December 31, 2015 Annual Report to more properly present only “Capital gain distributions from master fund” and “Net realized gain (loss) on sale of investments in master fund”.

Voya Global Bond Fund

15.                               Comment:            The Staff noted a high portfolio turnover for Voya Global Bond Fund (the “Fund”) in excess of 400%.

Response:             The Registrant appreciates the comment and notes the Fund actively trades securities within its portfolio. The Registrant further notes the Fund has not experienced a significant increase or decrease in portfolio turnover year-over-year.

Voya Strategic Allocation Portfolios

16.                               Comment:            The Staff commented on Voya Strategic Allocation Conservative Portfolio, Voya Strategic Allocation Growth Portfolio and Voya Strategic Allocation Moderate Portfolio (each a “Portfolio” and collectively, the “Portfolios”) using an average value of derivatives for the month ended December 31, 2014 and would like the Registrant to consider disclosing for a longer period.

Response:             The Registrant appreciates the comment and confirms that it does normally disclose a one year period when presenting an average value of derivatives; however, specific to the above-referenced Portfolios, the Portfolios only entered into futures contracts during the last month of the fiscal year ended December 31, 2014.  Therefore, the Registrant determined that presenting a one-month average value of derivatives was more meaningful than presenting the customary twelve-month average.

VY® Clarion Real Estate Portfolio

17.                               Comment:            The Staff requested clarification whether VY® Clarion Real Estate Portfolio (the “Portfolio”) is a diversified or a non-diversified series of Voya Investors Trust (the “Trust”) as disclosed in Note 1 of the Notes to the Financial Statements as of December 31, 2014.

Response:             The Registrant confirms that as of December 31, 2014, the Portfolio was classified as a non-diversified series of the Trust, consistent with the disclosure in Note 1.  The Portfolio was subsequently considered a diversified series of the Trust due to it being managed as diversified for a period of at least three years. The Portfolio’s classification changed from a non-diversified fund to a diversified fund effective January 30, 2015 and such change was disclosed in Note 16 — Subsequent Events of the Notes to the Financial Statements as of December 31, 2014.

Various Voya Mutual Funds

18.                               Comment:            The Staff commented on several Voya mutual Funds that hold Level 3 securities but did not have a reconciliation table presented in the Portfolio of Investments.  Please explain what threshold is being utilized.

Response:             The Registrants currently utilize a threshold of 1% of the Portfolio’s net assets to determine the need to include a reconciliation table in the Portfolio of Investments.

VY® American Century Small-Mid Cap Value Portfolio

19.                               Comment:            The Staff commented that VY® American Century Small-Mid Cap Value Portfolio (the “Portfolio”) reflected a realized loss on futures in the Statement of Operations as of December 31, 2014.  However, there was no futures table present in the Portfolio of Investments.

Response:             The Registrant notes that the Portfolio had a limited number of transactions involving futures during the year ended December 31, 2014 and did not hold any futures at December 31, 2014; therefore, there was no futures table to present in the Portfolio of Investments.

VY® Fidelity® Portfolios

20.                               Comment:            The Staff recommends the Registrant consider identifying the share class for each Master Fund to the Portfolio of Investments (“POI”) for the VY® Fidelity® Portfolios.

Response:             The Registrant appreciates the comment and going forward the Registrant will add the respective Master Fund’s share class to the POI.

VY® U.S. Bond Index Portfolio

21.                               Comment:            The Staff noted VY® U.S. Bond Index Portfolio had a credit default swap outstanding as of December 31, 2014 and recommends Registrant include a further description on this swap.

Response:             The Registrant appreciates the comment and going forward will include a further description on this swap.

Voya Emerging Markets Hard Currency Debt Fund

22.                               Comment:            The Staff observed that all securities were aggregated in the Summary Portfolio of Investments for Voya Emerging Markets Hard Currency Debt Fund regardless of maturity date and noted that long-term holdings need to be listed separately.

Response:             The Registrant believes it has properly disclosed long-term holdings separately from short-term holdings within the Summary Portfolio of Investments.  Short-term debt instruments are debt instruments whose maturities or expiration dates at the time of acquisition are one year or less.  Although the long-term holdings section within the Summary Portfolio of Investments may have shown at least one debt instrument whose maturity date was within one year of December 31, 2014 (i.e. maturity date December 15, 2015), such debt instrument was acquired by the Fund with more than one year left to maturity and hence, was properly disclosed as a long-term holding.

General Edgar filing comments

23.                               Comment:            The staff commented on the NSAR filings for fixed-income funds such as Voya Global Bond Fund and Voya Aggregate Bond Portfolio are missing the weighted average maturity (WAM”) as required to be disclosed by Item 63 of Form NSAR.

Response:             The Registrant confirms Item 63 on Form NSAR will be populated, going forward, for fixed-income funds.

24.                               Comment:            The Staff noted the joint Fidelity Bond filing pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, was missing information required to be filed by Rule 17g-1, specifically Resolution by the Board and the Joint Bond Agreement.

Response:             The Registrants will revise their fidelity bond filings going forward such that they meet the requirements of Rule 17g-1.

25.                               Comment:            The Staff commented on 40-17F2 filings, noting to not wait to file all examinations at once.  Form 40-17F2 should be filed promptly after each examination.

Response:             The Registrants note that due to changes in custodial and sub-custodial relationships, all of the funds within the Voya Family of Funds are no longer subject to the 17F-2 examinations after 2014.  No further 40-17F2 filings by any of the Voya funds need to be made as of the date of this letter.  Should further changes in custodial and sub-custodial relationships occur in the future that in turn necessitate the filing of Forms 40-17F2, the Registrants will endeavor to file such reports promptly after each examination.

26.                               Comment:            The Staff noted Voya Liquid Assets Portfolio, Voya Money Market Portfolio and Voya Money Market Fund each filed amended Form N-MFP/A filings on March 6, 2015 and requested confirmation of why the amendments were filed.  The Staff also requested for future amended filings to include correspondence with each filing.

Response:             The Registrants confirm the amendments were filed the next business day after the initial filing due to an incorrect “null” market value for one security presented for Items 45 and 46 of each respective Form N-MFP filing.  Should there be any future amendments the Registrants will include correspondence containing an explanatory note with the amended filing.

*   *  *  *  *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc:	Todd Modic
Voya Investment Management

Huey P. Falgout, Jr., Esq.
Voya Investment Management

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258-2034

VIA EDGAR

Mr. Tony Burak

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Voya Equity Trust	Voya Funds Trust
	SEC File Nos. 333-56881; 811-08817	SEC File Nos. 333-59745; 811-08895

	Voya Investors Trust	Voya Mutual Funds
	SEC File Nos. 033-23512; 811-05629	SEC File Nos. 033-56094; 811-07428

	Voya Partners, Inc.	Voya Series Fund, Inc.
	SEC File Nos. 333-32575; 811-08319	SEC File Nos. 033-41694; 811-06352

	Voya Strategic Allocation Portfolios	Voya Global Equity Dividend and Premium Opportunity Fund
	SEC File Nos. 033-88334; 811-08934	SEC File Nos. 333-114333; 811-21553

(each a “Registrant” and Collectively, the “Registrants”)

Dear Mr. Burak:

The Registrants are each responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the U.S. Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Funds

Attachments

cc:                                Elizabeth J. Reza, Esq.